Principal Life
Insurance Company

August 29, 2002

Allen Wise and John Austin
Coventry Health Care
6705 Rockledge Drive
Suite #900
Bethesda, MD 20817

Re    Resignation

Dear Allen and John

I am very sorry to inform you that I am resigning from the board of Coventry Health Care for personal reasons, effective immediately.

Sally and I will genuinely miss the good friends we have made among the board members, senior management team, and their families. We wish you all the best personally, and for the continued success of the company.

If my personal situation changes in the next few years, I hope you will consider inviting me back to the Coventry board. I remain a strong supporter.

Sincerely,

/s/ Tom Graf

Thomas J. Graf
Senior Vice President
Phone (515) 247-5968

TJG/arw
2021

    Mailing Address: Des Moines, Iowa USA 50392-0001 (515) 247-5111